Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Switch Enterprises, Inc.
650 Ponce De Leon Ave Suite 300
Atlanta, GA 30308
https://myswitchapp.com/

Up to $546,000.00 in Class B Common Stock at $0.52
Minimum Target Amount: $14,999.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Switch Enterprises, Inc.
Address: 650 Ponce De Leon Ave Suite 300, Atlanta, GA 30308
State of Incorporation: DE
Date Incorporated: February 10, 2021

Terms:

Equity

Offering Minimum: $14,999.92 | 28,846 shares of Class B Common Stock
Offering Maximum: $546,000.00 | 1,050,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.52
Minimum Investment Amount (per investor): $249.60

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

Reservation Holders in Switch's Testing the Waters Reservation Page, Friends & Family, and Previous Investors will receive 10% bonus shares.

Combo/Avid Investor Perk

Combo Perk 1 — Invest $249+ (minimum investment) within the first two weeks and receive 5% bonus shares

Combo Perk 2 — Invest $1,000+ within the first two weeks and receive 7% bonus shares

Combo Perk 3 — Invest $2,500+ within the first two weeks and receive 10% bonus shares

Combo Perk 4 — Invest $5,000+ within the first two weeks and receive 12% bonus shares

Combo Perk 5 — Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive invitation to Private Investor Group

Tier 2 Perk — Invest $1,000+ and receive Switch Premium subscription free for life

Tier 3 Perk — Invest $5,000+ and receive 3% bonus shares

Tier 4 Perk — Invest $10,000+ and receive Zoom call with Founder + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive 15% bonus shares

Tier 7 Perk — Invest $100,000+ and receive 18% bonus shares

Tier 8 Perk — Invest $300,000+ and receive 20% bonus shares

Tier 9 Perk — Invest $500,000+ and receive 22% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Switch App will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.52 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $52. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Switch is a dating app that aims to bring back the fun of dating by creating a unique live audio-based speed application. This app combines elements of popular shows like "Love is Blind" and platforms like Clubhouse and Instagram to provide users with an engaging experience. Unlike other dating apps that focus on surface-level interactions, this platform prioritizes real-time one-on-one conversations to help users make more informed decisions about potential matches. By incorporating interactive features like a timeline and randomized live-roulette function, the company aims to revolutionize the dating app market by eliminating silent matches, superficial swipe culture, and empty bios. In essence, this platform offers users a fresh take on dating that combines modern technology with a nostalgic, old-school approach.

Business Model

The dating app industry is primarily monetized through subscriptions and advertisements. Switch utilizes this model, but has an additional revenue stream through our gamification features like our icebreaker questions, conversation drivers, and brand placement, which amounts to 3x the revenue generating opportunities than our competitor, who only monetizing through subscriptions and advertisements. We allow for consumers to have the opportunity to upgrade their Switch account to unlock more features but also provide businesses to have the opportunity to sponsor our ice breaker and conversation drivers to help drive their brand awareness as well. We are a consumer focused brand but with our highly scalable B2B structure, we are conscious of the user experience. These features are seamlessly integrated.

Intellectual Property

Switch has filed a provisional patent titled, "System and Method for Determining in a Live Audio Speed Dating Application."

Switch Technologies believes in the strength of its brand, and that its brand drives value to the company. In furtherance of this, Switch Technologies has filed for federal trademark protection for both its wordmark "Switch" and its logo.

Corporate Structure

The Company initially formed as Switch App LLC on 2/10/2021 as a Georgia LLC and was the sole operating entity until a separate Georgia C-Corp, Switch App, Inc., was formed on 8/10/21. Then on 10/25/2021 Switch App, Inc. underwent a name change to Switch Enterprises, Inc. Then on January 20, 2023 the company changed it's domestication to Delaware. Additionally, Switch App LLC, the original operating entity, changed its name to KiCo LLC and is now the principal securityholder of the operating entity Switch Enterprises, Inc. KiCo LLC now serves as a holding company and has no independent operations.

Competitors and Industry

Competitors

The top 3 dating apps in the market are Tinder, Bumble, and Hinge. There are other similar dating apps like Coffee Meets Bagel and Plenty of Fish. Even though they try to integrate audio components, there are product limitations. None of these apps have attempted to truly innovate the swipe-based functionality that consumes our current market.

Switch has the underlying magic of being a hybrid of innovation and nostalgia. We analyzed the pain points of online daters and it all was centered around the lack of conversation. This is something that dating apps have not prioritized, but something that Switch has at the forefront of our mission. Switch provides a safe way for its users to have a real time, authentic conversation, prior to seeing a person's full profile. Switch completely reverses the current dating app model, making it hard for competitors to copy and implement our functionality into their interface, as their app's foundation is entirely different and isn't audio-based.

Industry

The dating app industry is worth $5.6 billion. Online dating applications are gaining tremendous popularity among young individuals, especially millennials. The usage of these apps has witnessed a tremendous rise. The industry is highly fragmented with a large number of local as well as global players in the market. Companies are taking advantage of the growing popularity of smartphones, increasing internet speed, and accessibility. There is a rise in users exploring the applications through their smartphones, allowing them to access online dating services at their convenience. A term that is prominent in this industry is "Swipe Culture" which essentially refers to the standard functionality of most dating apps on the market right now that use a swipe method to garner connections.

Source: https://www.grandviewresearch.com/industry-analysis/online-dating-application-market-report

Source: https://www.alestiklal.net/en/view/12351/dating-apps-an-entrance-to-a-successful-romantic-relationship-or-a-trap-for-financial-fraud

Current Stage and Roadmap

Current Stage

We launched our beta app in January 2023. We have already made a few updates since our initial launch.

Future Roadmap

Switch App plans to continue to expand our reach in the dating app world, and grow our user base significantly. As far as improvements, the company is looking to implement advertisers, subscriptions, and partnerships on the platform. Once SWITCH reaches enough users, they plan to build out an Android version. The goal is also to focus on increasing AI features and match-making capabilities.

The Team

Officers and Directors

Name: Kiana (Kiki) Mincey

Kiana (Kiki) Mincey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co-Founder, Board Member
  Dates of Service: February, 2021 - Present
  Responsibilities: Kiki is CEO & Co-founder of Switch. She manages all development, marketing, fundraising efforts, and overall making sure the brand stays true to its mission of being the innovator of dating apps. Kiki does not currently receive compensation.

Other business experience in the past three years:

- Employer: ESPN
  Title: Production Assistant
  Dates of Service: January, 2020 - July, 2021
  Responsibilities: Kiki pitched, produced and edited stories through game highlights that included players' performance statistics and broadcast live on Sports Center.

Other business experience in the past three years:

- Employer: Freelance Producer
  Title: Producer
  Dates of Service: August, 2021 - Present
  Responsibilities: Kik is currently working on a contract-basis for various companies.

Name: Corey Staples

Corey Staples's current primary role is with InComm Payments. Corey Staples currently services 30 to 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO, Co-Founder, Board Member
  Dates of Service: February, 2021 - Present

Responsibilities: Corey focuses on developing a product that addresses the pain-points in the current market and overseeing the operations of the Switch. Corey's background in tech sales– specifically SAAS products– has helped her gain insight into how to leverage Switch on both the consumer front and B2B front. She does not currently receive a salary.

Other business experience in the past three years:

- Employer: Atlanta Hawks
  Title: Youth Development Coach
  Dates of Service: December, 2021 - Present
  Responsibilities: Corey coaches basketball for about 10 hours a month.

Other business experience in the past three years:

- Employer: InComm Payments
  Title: Inside Sales Representative
  Dates of Service: February, 2023 - Present
  Responsibilities: Inside Sales Representative responsible for generating business within the Indy Operations OTC Network at Incomm Payments.

Name: Lawron Ballard

Lawron Ballard's current primary role is with Vehya. Lawron Ballard currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Principal Accounting Officer (Part-Time)
  Dates of Service: January, 2022 - Present
  Responsibilities: Lawron is responsible for financials and financial projections, modeling, etc. She does not receive compensation.

Other business experience in the past three years:

- Employer: The Discipling CPA
  Title: Lead Accountant
  Dates of Service: January, 2022 - Present
  Responsibilities: Practice offers accounting, tax and advisory services to small and midsize businesses.

Other business experience in the past three years:

- Employer: Antares Group, Inc.
  Title: BTAG Senior
  Dates of Service: August, 2020 - January, 2022
  Responsibilities: Small business accounting and tax work for clients.

Other business experience in the past three years:

- Employer: Vehya
  Title: Chief Financial Officer
  Dates of Service: July, 2022 - Present
  Responsibilities: At Vehya, Lawron works part time helping with financial management of the organization. Currently, there is no board, therefore primary responsibilities include vendor management, bill payment, light budget and forecasting, as well as financial model creation.

Name: Josh Kelly

Josh Kelly's current primary role is with Kelly Media. Josh Kelly currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CMO Advisor (Part-Time)
  Dates of Service: August, 2023 - Present
  Responsibilities: Assist with the business development, assist with how to market Switch, and assist in creating an engaged and loyal audience. Josh does not currently receive compensation.

Other business experience in the past three years:

- Employer: Kelly Media
  Title: Founder and CEO
  Dates of Service: March, 2020 - Present
  Responsibilities: Founded the company and run the company as a whole.

Other business experience in the past three years:

- Employer: U'u Sports Management
  Title: Co-Founder
  Dates of Service: October, 2022 - Present
  Responsibilities: Josh was the co-founder of U'u Sports Management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to $1,235,000 in this offering, and may close on any

investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on one type of service, Online Dating Service. Our revenues are therefore dependent upon the market for Consumer Technology.

We may never have an operational product or service
It is possible that there may never be an operational Switch Dating App or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Switch Dating App. Delays or cost overruns in the development of our Switch Dating App and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Switch Enterprises, Inc. was formed on 2/10/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Switch Enterprises, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Switch Dating App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to

design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Switch Enterprises, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Switch Enterprises, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Leadership Risk
Currently, our founders do not work for the company full time. Therefore, at times our founders have divided interests and it may take longer for the app to get fully launched. In addition, our leadership team does not have extensive business and operations experience.

Future Cash Flow Risk
Currently, the cash flow of our company is unpredictable due to all the features of the app not yet being monetized. Therefore, our cash flow varies month to month.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current

corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
KiCo LLC	9,000,000	Class A Common Stock	94.5%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Convertible Note, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,050,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 9,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Convertible Note

The security will convert into Equity securities (see definition below) and the terms of the Convertible Note are outlined below:

Amount outstanding: $72,000.00
Maturity Date: December 23, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Conversion upon Qualified financing not less than $1,000,000

Material Rights

Conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $1000000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.85, and (ii) the quotient resulting from dividing $5000000.0 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

b. Change of Control. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

Series Seed-1 Preferred Stock

The amount of security authorized is 525,000 with a total of 525,000 outstanding.

Voting Rights

Each holder of Series Seed-1 Preferred Stock may be entitled to the number of votes equal to the number of shares of Class A Common Stock into which the shares of Series Seed-1 Preferred Stock held by such holder could be converted as of the record date.

Material Rights

Liquidation Preference: Holders of Series Seed-1 Preferred shares have liquidation preferences in the event of a Deemed Liquidation Event (defined in Exhibit F). Please see Exhibit F for additional information.

Right to Convert: Holders of Series Seed-1 Preferred shares have rights to convert. Please see Exhibit F for additional information.

Series Seed-2 Preferred Stock

The amount of security authorized is 150,000 with a total of 150,000 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights

Liquidation Preference: Holders of Series Seed-2 Preferred shares have liquidation preferences in the event of a Deemed Liquidation Event (defined in Exhibit F). Please see Exhibit F for additional information.

Right to Convert: Holders of Series Seed-2 Preferred shares have rights to convert. Please see Exhibit F for additional information.

What it means to be a minority holder

As a minority holder of [Security Name] of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 525,000
  Use of proceeds: App development
  Date: May 10, 2022
  Offering exemption relied upon: 506(b)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Founder stock grant
  Date: May 09, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Founder stock grant
  Date: May 09, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 150,000
  Use of proceeds: App development
  Date: June 22, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $72,000.00
  Use of proceeds: App development
  Date: December 23, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.

We are a pre-revenue company that just launched on May 8th on the iOS app store and we have not implemented our revenue drivers yet. Our funding has come from investments and grants.

Cost of sales

Cost of Sales for fiscal year 2021 was $20,272 compared to $57,358 in fiscal year 2022.

The increase in the cost of sales stemmed from the fact that we began product development (coding) in the year of 2022 whereas in 2021, we only developed a prototype of the pages and concept for switch. The majority of our funds is and has been allocated to developing the product itself.

Gross margins

Gross margins for fiscal year 2021 were $-20,727 compared to $-57,358 in fiscal year 2022.

The decrease in our gross margins stems from the fact that we began product development (coding) in the year of 2022 whereas in 2021, we only developed a prototype of the pages and concept for switch. The majority of our funds is and has been allocated to developing the product itself. With that said, we have not implemented any revenue drivers in-app at the time therefore there was no revenue to offset this margin.

Expenses

Expenses for fiscal year 2021 were $20,727 compared to $57,358 in fiscal year 2022.

The increase in the expenses stemmed from the fact that we began product development (coding) in the year of 2022 whereas in 2021, we only developed a prototype of the pages and concept for switch. The majority of our funds is and has been allocated to developing the product itself.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because We just launched on the iOS app store in 2023 and have not implemented our revenue drivers yet.. Past cash was primarily generated through equity investments, pitch competition grants, and foundational grants]. Our goal is to Begin generating revenue in 2024 and offset our expenses with the upcoming Start Engine raise. Because we are pre-revenue, the historical cash flow is not indicative of what is to be expected in the future as our customers and integrations/partnerships gradually increase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2023, the Company has capital resources available in the form of a line of credit for $4,900 from Capital One and $13,151.95 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the technical maintenance and marketing of Switch.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $500 to $1,000 for expenses related to maintenance, hosting, and Mailchimp services and softwares.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on an anticipated monthly burn rate of $25,000 to $40,000 for expenses related to Maintenance retainer, Marketing, Braze Implementation Accounting, Legal advice, R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: KiCo LLC
  Amount Owed: $11,459.00
  Interest Rate: 0.0%
  The company owed KiCo LLC $11,459 as of 12/31/2022. The amount does not accrue interest and is due on demand.

- Creditor: WeFunder Investors
  Amount Owed: $72,000.00
  Interest Rate: 6.0%
  Maturity Date: December 23, 2024

Related Party Transactions

- Name of Entity: KiCo LLC
  Names of 20% owners: Kiana Mincey and Corey Staples
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The company owed KiCo LLC $11,459 as of 12/31/2022. The amount does not accrue interest and is due on demand.
  Material Terms: The total amount owed is $11,459. It has no interest rate and is due on demand.

Valuation

Pre-Money Valuation: $5,031,000.00

Valuation Details:

This valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no options or warrants outstanding. The Company has no shares reserved for issuance under any equity incentive plan or similar plan. In making this calculation, we have assumed all preferred stock is converted to common stock.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $72,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering

Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The dating app industry has experienced significant growth in recent years, with an increasing number of individuals turning to online platforms to meet potential partners. The company's unique live audio-based speed dating application sets it apart from other competitors in the market. By prioritizing real-time one-on-one conversations and incorporating interactive features, the company aims to provide users with a more engaging and authentic dating experience. We believe Switch is worth $5,020,600. We have come to this conclusion by analyzing comparable companies in our space, the market opportunity of the dating app industry, and the value of our provisional patent.

Comparable Company Analysis

Comparable companies that have raised capital at similar valuations in the dating app industry include Raya and Hinge.

Raya is a private membership based dating app founded in 2015. Sometime before December 2016, Raya had a seed round in which they raised $2.5 million at a $7 million valuation. Then in December 2016, still less than two years after their release, they raised $3 million at a $10 million valuation.

Hinge is a dating app that focuses on creating meaningful connections through shared interests and values. It was founded in 2012. In November 2013, they raised $4 million at an $4 million valuation.

SWITCH was released to the App Store in May 2023. We believe that a $5 million valuation at our current stage is comparable to Raya and Hinge's funding rounds mentioned above, as both apps were operational for less than two years at the time of their $4 million and $7 million valuations.

Market Size

According to industry reports, the global dating services market was valued at approximately $6.7 billion in 2020 and is expected to grow at a CAGR of around 9.3% from 2021 to 2028 (source: Grand View Research). This indicates a significant market opportunity for the company to tap into.

Intellectual Property

Switch has filed a provisional patent titled, "System and Method for Determining in a Live Audio Speed Dating Application." Due to the time, resources, and human capital it took to reach this stage of the patent process, as well as a comparative analysis to a recent intellectual patent lawsuit in our space, we believe this provisional patent is valuable.

Bumble and Match, both strong players in the Dating App space, have had ongoing legal battles during acquisition talks. In 2018, according to a statement released by Match Group, Bumble had dropped its $400 million lawsuit against Match, which had claimed Match "fraudulently obtained trade secrets during acquisition talks."

Though Bumble and Match are larger and more well-known companies than SWITCH, we believe that the sheer size of this lawsuit is indicative of the value of intellectual property in the dating app space. Our specific provisional patent determines matches based on a live audio speed dating method. We believe this unique way of determining matches is competitive and distinguishable.

Source: https://techcrunch.com/2018/11/02/match-says-bumble-is-dropping-its-400m-lawsuit-but-this-battle-isnt-over/

Sources:

1. Grand View Research - "Dating Services Market Size, Share & Trends Analysis Report By Service, By Subscription, By Age Group, By Gender, By Region, And Segment Forecasts, 2021 - 2028" (link: https://www.grandviewresearch.com/industry-analysis/dating-services-market

2. TechCrunch - "Hinge raises $12M to continue its fight against 'swipe culture'" (link: https://techcrunch.com/2016/12/01/dating-app-hinge-raises-12-million/)

3. Crunchbase - "Coffee Meets Bagel Closes $12M Series B For Developing Monetization Strategy, Expanding Internationally" (link: https://news.crunchbase.com/news/coffee-meets-bagel-closes-12m-series-b-for-developing-monetization-strategy-expanding-internationally/)

Use of Proceeds

If we raise the Target Offering Amount of $14,999.92 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%

Fees for certain services provided by StartEngine

If we raise the over allotment amount of $546,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Research & Development
  62.5%
  We will use 62.5% of the funds raised for market and customer research, new product development and market testing.
- Company Employment
  5.0%
  We will use 5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc.. Wages to be commensurate with training, experience and position.
- Working Capital
  27.0%
  We will use 27% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://myswitchapp.com/ (https://myswitchapp.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/switch

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Switch Enterprises, Inc.

[See attached]

Switch Enterprises, Inc. (the "Company") a Georgia Corporation and KiCo, LLC (predecessor)

Combined Financial Statements (unaudited) and
Independent Accountant's Review Report

Years Ended December 31, 2021 and 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Switch Enterprises, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and 2022, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, ECA CIA, CFE, MACC
Miami, FL
October 23, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021 (Predecessor)**
ASSETS		
Current Assets		
Cash and Cash Equivalents	4,201	100
Other Receivable	749	-
Total Current Assets	4,951	100
TOTAL ASSETS	4,951	100
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest	83	-
Accounts Payable	20,827	20,827
Total Current Liabilities	20,910	20,827
Non-Current Liabilities		
Convertible Notes	72,000	-
Total Non-Current Liabilities	72,000	-
TOTAL LIABILITIES	92,910	20,827
EQUITY		
Class A Common Stock	50	-
Class B Common Stock	40	-
Preferred Stock	8	-
Additional Paid-in Capital	49,802	-
Accumulated Deficit	(137,859)	(20,727)
Total Equity	(87,959)	(20,727)
TOTAL LIABILITIES AND EQUITY	4,951	100

Statement of Operations

	Year Ended December 31,	
	2022	2021 (Predecessor)
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	5,690	-
General and Administrative	70,011	20,401
Research and Development	50,000	-
Total Operating Expenses	125,702	20,401
Operating Income (loss)	(125,702)	(20,401)
Other Income		
Grant Income	10,000	-
Total Other Income	10,000	-
Other Expense		
Interest Expense	1,430	326
Total Other Expense	1,430	326
Earnings Before Income Taxes	(117,132)	(20,727)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(117,132)	(20,727)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021 (Predecessor)
OPERATING ACTIVITIES		
Net Income (Loss)	(117,132)	(20,727)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	-	20,827
Accrued Interest	83	-
Other Receivable	(749)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(666)	20,827
Net Cash provided by (used in) Operating Activities	(117,798)	100
FINANCING ACTIVITIES		
Proceeds from Convertible Notes	72,000	-
Proceeds from the Issuance of Class A Common Stock	50	-
Proceeds from the Issuance of Class B Common Stock	40	-
Proceeds from the Issuance of Preferred Stock	8	-
Additonal Proceeds from the Issuance of Preferred Stock	49,802	-
Net Cash provided by (used in) Financing Activities	121,900	-
Cash at the beginning of period	100	-
Net Cash increase (decrease) for period	4,101	100
Cash at end of period	4,201	100

Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 8/10/2021 (Inception)	-	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	(20,727)	(20,727)
Ending Balance 12/31/2021	-	-	-	-	-	-	-	(20,727)	(20,727)
Issuance of Stock	5,000,000	50	4,000,000	40	765,000	8	49,802	-	49,900
Net Income (Loss)	-	-	-	-	-	-	-	(117,132)	(117,132)
Ending Balance 12/31/2022	5,000,000	50	4,000,000	40	765,000	8	49,802	(137,859)	(87,959)

Switch Enterprises, Inc
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Switch Enterprises, Inc. ("the Company") was originally formed in Georgia as Switch App, LLC in February of 2021. The Company then incorporated as a Georgia Corporation under the name Switch App, Inc. on August 10th, 2021. The Company then changed its name to Switch Enterprises, Inc. on September 25th, 2021. The Company is a technology company that focuses on the development of applications with an initial focus on the dating market. Switch will extend its brand into other markets in the application space and eventually expand its enterprise into more creative services and enterprises related to the expansion of the Switch brand.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities. The Company had a predecessor entity called KiCo, LLC where all activity took place in 2021. Management has determined that KiCo, LLC is a predecessor entity since the Company is carrying on substantially the same operations as KiCo, LLC. The predecessor entity has become the holding company for the Company's stock.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Grant Income

The Company recognized $10,000 in grant income in 2022 from winning an award at a startup pitch competition.

Equity-Based Compensation.

The Company did not have any equity-based compensation as of December 31st, 2022.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity in 2024. The notes are convertible into shares of the Company's common stock at a 15% discount during a change of control or qualified financing event. The valuation caps of the agreements entered into were $5M.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	$72,000
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The total number of shares of Common Stock the Company is authorized to issue is 10,000,000 shares with a par value of $0.00001 per share. The Company did not have any shares issued or outstanding as of December 31st, 2021. The Company had 5,000,000 Class A Common Shares and 4,000,000 Class B Common Shares issued and outstanding as of December 31st, 2022.

Voting: Class A Common Stockholders are entitled to one vote per share. Class B Common Stockholders are not entitled to vote.

Dividends: The holders of Class A and Class B Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

The number of Preferred Stock the Corporation is authorized to issue is 5,000,000 shares with a par value of $0.00001 per share. The Company did not have any shares issued or outstanding as of December 31st, 2021. The Company had 765,000 shares issued and outstanding as of December 31st, 2022.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 23, 2023, the date these financial statements were available to be issued.

On January 20, 2023, the Company converted to a Delaware C-corp.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

SWITCH is not live or open to the public at this moment.

GET A PIECE OF SWITCH

Live Audio Speed-Dating App

SWITCH is an innovative app company aimed to disrupt the traditional online dating, swipe-featured industry with a platform focused on live-audio speed dating.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SWITCH
App Store

$0 Raised

REASONS TO INVEST

- SWITCH uses patent pending technology to improve the dating app experience and aid in reduced stress, anxiety, and depression among users utilizing traditional swipe-based dating apps.*
- SWITCH is redefining dating apps, blending gamification features such as icebreaker questions & conversation drivers, with future intent to integrate AI. We believe we outshine the competition in this $2.98B industry.**
- We have a relationship with iHeart Media & one of their primetime radio hosts for 96.1 Atlanta Radio, & raised almost $200K prior to launching on the iOS App Store – our women-led business is ready to keep growing!

*Source

**Source

Invest Now
$0.52 Per Share

PREVIOUSLY CROWDFUNDED
$72,000

RAISED	INVESTORS
$0	---

MIN INVEST	VALUATION
$249.60	$5.03M

THE PITCH

Modern Love Is Here With A Brand New Way To Connect


Real Time Voice Call
Get to know your potential match with a 3 minute voice call
1:1 Speed-date
Noah
Emily
Random
Intimacy
Lifestyle
Food
Music

Our unique functionality includes a home feed where users can scroll through profiles and listen to voice notes, setting up conversations with those who pique their interest. We also offer a randomized live-roulette function that connects you with someone based on your preference settings, with profile pictures initially blurred. Plus, we provide engaging conversation topics to kick-start interactions for those who need a little help.


1:1 Roulette
Chat with random people on 3 minute speed-dates
1:1 Request
Send a 1:1 request to initiate a conversation with a potential match


Icebreakers
Use generated prompts as icebreakers to easily start a conversation
Audio Profile
Record a 30 second message for people to get to know you

Join SWITCH on our mission to revolutionize the way we connect and find love.

At SWITCH, we've harnessed the power of being the hybrid of innovation and nostalgia to create a platform that puts the focus back on meaningful conversations. Unlike other dating apps that prioritize superficial judgments based on appearance, SWITCH encourages users to **connect first through audio conversations**. By allowing individuals to engage in real-time through authentic interactions, SWITCH provides a safe space where connections can flourish before full profiles are revealed.

THE PROBLEM & OUR SOLUTION

Swiping For Love

Traditional dating apps have bred a “swiping for love” culture to filter out dating companions and encourage the philosophy to judge first, connect later. SWITCH seeks to change this by addressing the growing dissatisfaction and negative effects of traditional dating apps with our motto “connect first, judge later.” In a world dominated by platforms like Tinder, Bumble, and Hinge, **young generations are craving a better option**. Research has shown that swipe-based dating app users are more likely to experience psychological distress, anxiety, and depression (Source).


54%
Believe Swipe culture is negatively affecting the current online dating landscape.
Dehumanizes us as people
Prioritizes surface level dating
The Problem
Matches
Camille, 22
Juliette, 19
47%
Believe Dating apps with swipe method (i.e. Tinder, Bumble, & Hinge) do not help people to find a real connection.

That's where SWITCH comes in.


Dating Online
Re-Imagined
- Genuine connectivity
- Simplifies & gamifies dating
- Removes superficiality
- Intuitive matchmaking algorithm
- Guide conversations
- Inclusivity
SWITCH
1:1 Speed-date
Leave
Emily
Random
Intimacy
Lifestyle
Food
Music

What sets SWITCH apart is our unique approach. We've completely reversed the dating app model, making it hard for competitors to replicate our functionality. Our app's foundation is centered around genuine conversations, challenging the superficiality that plagues the industry. Furthermore, our product is provisionally patented, safeguarding our innovative concept. By prioritizing user experience and fostering authenticity, SWITCH creates more opportunities for both users and the business to thrive without compromising the user experience.

Switch helps you make meaningful connections – on your time, in real-time.


If you had to choose a place to live, what would it be?

Business Model

Switch is a “freemium” app that has a subscription option and upsell opportunities just like the current market. In addition, we believe SWITCH has the opportunity to monetize 3x more in this market based on its design and functionality, through strategic Ad placements and affiliate fees with new partners.


Business model
B2C
B2B
Subscriptions
Free
10 'likes' per day
3 1:1 live chat requests per week
Switch Premium
Unlimited 'likes'
5 1:1 live chat requests per week
"Switch Lobby"
Advertisement on the platform and co-branded activities
Upsell Opportunities
In-App User Purchases
1 1:1 live chat request $ 1.99
3 1:1 live chat requests $ 5.00
10 1:1 live chat requests $ 12.00
"Conversation Drivers" & "Icebreakers"
Affiliate fees with partners

**The prices reflected within this image may vary over time.*

We also allow consumers the opportunity to upgrade their SWITCH account to unlock more features but also provide other businesses and companies to sponsor our ice-breaker and conversation drivers to help drive their brand awareness. We believe we are a consumer focused brand with a highly scalable B2B structure. Unlike our competitors, our revenue drivers are seamlessly integrated into the interface by not disrupting the user experience rather enhancing it. Users can engage with sponsored conversation drivers, ice breaker questions, and interactive ads to promote positive engagement leading to authentic matches.

THE MARKET & OUR TRACTION

The Dating App Industry Seeks An Alternative To "Swiping For Love"


Projected Growth of the Global Dating App Market


3.28% CAGR
$2.84B
$2.98B
$3.39B
2022
2023
2024
2025
2026
2027

*Source

SWITCH is taking on the notorious "Swipe Culture" that has dominated the dating app scene, where users make snap judgments based on a quick swipe left or right; leaving users dissatisfied and inhibiting them from finding genuine connections (Source | Source). Our target audience of 24-35-year-olds is craving something more meaningful, real-time conversations, and in-person dates that can lead to a deeper connection. With an expected 438 million users in the online dating market by 2027, we believe this is an opportune time to capitalize on the market with our innovative dating experience (Source).

In an industry projected to be worth $3.39 billion by 2027, we believe SWITCH is poised to disrupt the dating app market by not only leveraging the traditional monetization methods of subscriptions and advertisements but also through introducing innovative gamification features (Source).


SWITCH
Competitors
Real-time Audio
Authentic Speed-dating
Conversation Drivers
Account Verification

There are current apps that are trying to simulate audio speed-dating but their functionality lacks where we execute.

SWITCH has been gaining tremendous traction and achieving exciting milestones that we believe, showcases our potential for success. We launched the iOS version of SWITCH on the app store in the summer of 2023, marking a significant step forward in reaching our target audience. Our in-app functionality has been provisionally patented, providing us with a competitive advantage and protects our innovative approach.

To further engage with our community, we have organized three successful speed-dating events in the Atlanta area, generating excitement around SWITCH and allowing us to gather valuable user feedback. Our founders, Kiki and Corey, have showcased their entrepreneurial prowess by winning a pitch competition and receiving the Audience Choice vote. Recognizing our impact and potential, SWITCH was awarded the Show U Off grant, specifically designed for enterprising black women-led businesses. We've also raised over $200,000 and are ready to keep growing!


SWITCH
01:55

**The above testimonials may not be representative of the opinions or of the experiences of other users and is not a guarantee of future performance or success.*

WHY INVEST

The Future of Dating Apps


MAKE THE SWITCH
03:31

Invest in SWITCH and be part of the modern revolution and disruption to the dating app industry. With our provisional patent protecting our innovative approach, and a team committed to reshaping the dating app landscape, the opportunities are endless (Source).

In a digital age where dating app culture often reduces the search for love into a superficial swiping game, we introduce you to a refreshing change. We understand that meaningful connections are formed through communication, not just by judging profile pictures. That's why Switch revolutionizes online dating by prioritizing real-time audio speed dating, offering a more genuine and personal experience compared to traditional swipe-based platforms. We're bringing the thrill of speed dating right to your smartphone, but with a twist that allows your personality to shine through your voice. Imagine bypassing the often misleading world of filtered photos and profile embellishments and diving straight into real, authentic conversations. It's all about chemistry, real interaction, and immediate sparks, without preconceived notions based on appearances. You get to hear the laughter, the real-life responses, and the authentic selves of others, allowing for connections that are based on more than just looks. Join us and take part in a dating experience that values the true essence of you and your potential match. With Switch, we're not just providing a platform — we're promoting an opportunity to experience genuine human interaction and the chance for love to develop in the most organic way possible.

Don't miss your chance to make a meaningful investment in SWITCH. Join us today and let's change the face of online dating together.

ABOUT

HEADQUARTERS
650 Ponce De Leon Ave Suite 300
Atlanta, GA 30308

WEBSITE
View Site

SWITCH is an innovative app company aimed to disrupt the traditional online dating, swipe-featured industry with a platform focused on live-audio speed dating.

TEAM

Kiana Mincey (Kiki)
CEO, Co-Founder & Director

CEO and co-founder of Switch, Kiki, received a Bachelors in Media Studies and her Masters in Integrated Global Communication at Kennesaw State University. Very early on, Kiki wanted a career that has a positive impact on people and how they connect. Her education and experience as a Television Producer, has shown her the millions of ways in which people communicate and connect with each other through mediums of content, storytelling, messaging, and most importantly how those things are integrated into platforms of engagement. Her background in media and entertainment has provided her with the skills of networking and collaboration, how to leverage partnerships and integrations for Switch's B2B model, and the understanding of the consumer perspective on how people communicate and engage on platforms. Kiki believes that Switch will not only be the innovator and disruptor of dating apps as we know it, but Switch will be an enterprising application brand because it simply provides the space for its consumers to have authentic conversations in a fun, unique- engaging way.

Corey Staples
COO, Co-Founder & Director

COO and co-founder of Switch Corey Staples has a background in telecommunications and obtained her Bachelor of Science in telecommunications- news from the University of Florida and a Master of Science from Florida A&M University in Management. Corey has always had an emphasis on the way we communicate by understanding the importance of intentional conversations because connection is the most fundamental part of the human experience. Corey's background in tech sales– specifically SAAS products– has helped her gain insight into how to leverage Switch on both the consumer front and B2B front, by understanding the ins and outs of highlighting and addressing customer pain points to better not only the operations of Switch but also the product itself. Corey spends 30 to 40 hours a week on Switch.

Isaac Hayes III
Advisor

As the first Angel Investor into Switch, Isaac Hayes has been very successful in the space of consumer tech applications. He is one of few black founders to have raised nearly $10 million dollars in Reg CF on Start Engine. With his guidance and expertise, his immense knowledge in this space will not only help Switch flourish as they launch into market, but his resources and network that he leverages and provides to this startup will optimize the success of Switch.

Ramiro Canovas
CTO Advisor

Ramiro Canovas is the CTO Advisor for Switch and has been a part of the technology industry for over two decades. His expertise lies in building successful applications and assembling exceptional product teams, which he believes are fundamental to a startup's success. Upon meeting Kiki and Corey and learning about the Switch concept, Ramiro recognized the uniqueness of both the founders and their idea, prompting him to apply his experience and knowledge to help them shape a team capable of realizing their vision.

Ramiro is an executioner who infuses strategy and long-term vision into every decision, which he views as essential for taking Switch to the next milestones. He leads the product team: six members across Product, UX/UI, Dev, and QA. Strategically, he offers advice to the founders on aligning with Switch's business objectives and roadmaps. Ramiro is excited about the future and is committed to contributing significantly to its shaping, dedicating 30 to 40% of his time working with Switch.

Lawron Ballard
Principal Accounting Officer (Part-Time)

With over a decade of experience in tax, accounting and finance, Lawron Ballard, CPA has a proven track record in roles at top firms such as PwC, KPMG, EisnerAmper, LLP, and Deloitte, working with clients like NextEra Energy, Bristol Myers Squibb, and JP Morgan. She brings her extensive expertise and leadership to drive financial success of her clients. When she's not working she enjoys hiking, reading and spending time with her nieces and nephews.

Lawron spends 1 hour per week on SWITCH.

Josh Kelly
CMO Advisor (Part-Time)

Josh Kelly is a strategic, Marketing specialist with over 7 years of experience in managing social media, business strategy, content creation, marketing brands, etc.

He is the founder and owner of Kelly Media. He was America's 3rd Most Influential Entrepreneur of 2018 according to Entrepreneur.com and has owned and managed over 20 million followers all over different social media platforms. His expertise in growing and maintaining organic social communities is impressive. He knows how to maximize sales in many different ways.

Josh spends 2 hours a week on SWITCH.

TERMS

SWITCH

Overview

PRICE PER SHARE	VALUATION
$0.52	$5.03M
DEADLINE	FUNDING GOAL
Feb. 15, 2024 at 7:59 AM UTC	$15k - $546k

Breakdown

MIN INVESTMENT	OFFERING TYPE
$249.60	Equity
MAX INVESTMENT	ASSET TYPE
$546,000	Common Stock
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
28,846	Class B Common Stock
MAX NUMBER OF SHARES OFFERED	
1,050,000	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

Reservation Holders in Switch's Testing the Waters Reservation Page, Friends & Family, and Previous Investors will receive 10% bonus shares.

Combo/Avid Investor Perk

Combo Perk 1 — Invest $249+ (minimum investment) within the first two weeks and receive 5% bonus shares

Combo Perk 2 — Invest $1,000+ within the first two weeks and receive 7% bonus shares

Combo Perk 3 — Invest $2,500+ within the first two weeks and receive 10% bonus shares

Combo Perk 4 — Invest $5,000+ within the first two weeks and receive 12% bonus shares

Combo Perk 5 — Invest $10,000+ within the first two weeks and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive invitation to Private Investor Group

Tier 2 Perk — Invest $1,000+ and receive Switch Premium subscription free for life

Tier 3 Perk — Invest $5,000+ and receive 3% bonus shares

Tier 4 Perk — Invest $10,000+ and receive Zoom call with Founder + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive 15% bonus shares

Tier 7 Perk — Invest $100,000+ and receive 18% bonus shares

Tier 8 Perk — Invest $300,000+ and receive 20% bonus shares

Tier 9 Perk — Invest $500,000+ and receive 22% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Switch App will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.52 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $52. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into SWITCH.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

We're two college-educated, both with master's at that, former college athletes, mildly attractive, speak for yourself Corey - I said that for you Kiki.

Anyways, clearly, we have great personalities. So I'm sure you're all asking yourself, why are they single? And that's the big question. Why are so many people single when they have connectivity at their fingertips. At SWITCH, we conducted research and what we found simply put was that the current online dating model sucks. And that's why we're here to switch it up.

I'm the CEO and Co-Founder of SWITCH, Kiana Mincey, and I'm on the COO and CO-Founder of SWITCH, Corey Staples.

We're developed a product that not only solves the current dating painpoints but it also innovates the way we connect by simply putting the conversation first. Connect first, judge later. SWITCH.

My ideal date? Karaoke, 1,000% percent.

I like pineapple on pizza, but today's Tuesday. Do you like tacos?

Yeah, of course! Who doesn't?

Well, I know a good spot in town for great Beria tacos.

As long as they have chips and guac, I'm down!

ATL has my heart, but I really need a stint in Paris.

Okay Miss Emily is Paris.

I tell investors to invest in SWITCH because this is something that I think is going to be enormously successful because we're at a transition point right now with dating. I think younger people are a lot more into technology and communicating. Rather than just looking at photos all the time, it's video, it's audio, I think it's a new ground and more intimate space with people want to be able to have relationships and build relationships so the success of the platform is something that is ahead of it's time. It's very new, it's very different and I think that will separate them from all the other platorms.

I don't know this girls. No, I'm kidding. I invested in SWITCH because I think SWITCH is a phenomenal idea. It's innovative. It's creative. I think audio and dating going together is a platform that hasn't been done before. A landscape that has not been combined before. But most importantly, I'm investing in Kiki and Corey beause I believe in their vision, I believe in their passion, and their idea for what the future is in dating. And when you're investing in startups and companies, in you are investing in the founder just as much as you are the product. So that is why I invested in SWITCH.

I'm Corey and I'm Kiki. It's time to make the SWITCH.

In Person Event Video:

For myself, I thought it was going to be a little weird and random. Kind of a little scared coming into it, but you get here and everything is just like - everybody's here for the same reason, you know? So it was very welcoming. It was a lot of fun. I would definitely come out again.

I had a lot of favorite matches. You know I was really surprised by matching with people that normally in a dating app I wouldn't pick, but because we had such a cool connection, like, I matched with them and I really liked it. So I really love that.

I think it's cool to be able to hear someone talk to you and not just in the little like audio message thing that's on a lot of the apps, but in a conversation way.

I think that the whole conversation aspect is super important and I definitely found tonight that like you were able to learn a lot from others like based on conversation. So yeah, I think it's a really good focus and like premise of a dating app.

Why Invest Video:

The inspiration behind SWITCH has many factors. I was and am a consumer of dating apps. I had decided to download dating apps again uh after not being on them for a few years, um, back when I was in college. In 2020, I had moved to a new state right after graduating from college, it was my first career opportunity. I found myself craving to get to know people outside of, you know, the cohort of people that I started to work with. So I decided to get back on the dating apps, I'd been so long, new state, new job, new me. At least, so I had thought.

After being on Tinder, Bumble, Hinge, I noticed the consistent issues between all the dating apps. That's when I said to myself, if there was a dating app that made you have a conversation before making a decision to match, I bet I would have a better online dating experience and connect with people and maybe actually make it to that in-person meet up. That's why I thought of the format for SWITCH and how it needed to operate to where you have a one on one conversation. That just made sense to replicate an in-person speed dating model, but have it all in the app, with all audio and no video.

We reinforce the natural way that humans connect by simply engaging in conversation with someone rather than prioritizing superficiality through profile pictures, we put the importance on the connection first.

I believe SWITCH should be very successful if we can get a million users within our first two years of launch. In order to do that, we need to have the proper funding so we can bring that brand awareness to the market and market effectively. A lot of person they say like, I kind of get what live audio speed dating is, but I kind of don't. But once they get that experience, they're hooked. I believe SWITCH will take over the market of dating apps as we know it and we will completely revolutize and change the game.

SWITCH will be successful when it changes the way humans connect online by involving communication and interaction skills. It's gonna provide connectivity for people all across the world.

I feel like the way that SWITCH was built is really hard for someone just to steal our idea. And I'm gonna tell you why. So we completely reversed the way that dating apps are currently structured. Dating apps, they're all superficial based, they don't have built in audio to where you have that live conversation or that type of algorythm. They would have to completely restructure their infrastructure to copy ours.

Because the dating app market right now currently is at 5.6 billion dollars and in a market that's no longer having this stigma surrounding dating apps because people are find now that convenience of finding someone on your phone is so much easier than going in person and taking a chance at a bar or at a restaurant or wherever it may be. The industry is needing something to disrupt it, because they're finding that right now all of these apps are just mimicking each other. And SWITCH disrupts the game, SWITCH innovates the game, and SWITCH is going to help people connect further and human connection evolve as it should.

When we change the dating app market as we know it, we will expand this concept into other industries such as business and social tech which allows us to grow an enterprise.

I'm Corey and I'm Kiki. It's time to make the switch.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SWITCH ENTERPRISES, INC.

Switch Enterprises, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on January 20, 2023. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Company's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is Switch Enterprises, Inc. (the "**Corporation**").

Article II

The address of the registered office of the Company in the State of Delaware is 8 The Green, Ste B, in the City of Dover, Kent County, Delaware 19901. The name of its registered agent at such address is Northwest Registered Agent Service, Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engaged in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 15,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), 10,000,000 shares of which are designated as "Class A Common Stock," (the "**Class A Common Stock**") and 5,000,000 shares of which are designated as "Class B Common Stock," (the "**Class B Common Stock**"); and (ii) 675,000 shares of Preferred Stock ("**Preferred Stock**"), $0.00001 par value per share, of which 525,000 shares are designated as "Series Seed-1 Preferred Stock" (the "**Series Seed-1 Preferred Stock**") and 150,000 shares of which are designated "Series Seed-2 Preferred Stock" (the "**Series Seed-2 Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

4.1 Definitions. For purposes of this Article IV, the following definitions shall apply:

(a) "*Conversion Price*" means $0.0952381 per share for the Series Seed-1 Preferred Stock and $0.333 per share for the Series Seed-2 Preferred Stock, in each case, subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein.

(b) "*Distribution*" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Company by the Company for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, and (iii) any other repurchase or redemption of capital stock of the Company approved by the holders of the Common and Preferred Stock of the Company voting as separate classes.

(c) "*Liquidation Preference*" means $0.0952381 per share for the Series Seed-1 Preferred Stock and $0.333 per share for the Series Seed-2 Preferred Stock, in each case, subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein.

(d) "*Preferred Stock*" means the Series Seed-1 Preferred Stock and the Series Seed-2 Preferred Stock.

(e) "*Recapitalization*" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

4.2 Dividends. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis, among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4.4(a)).

4.3 Liquidation Rights.

(a) ***Liquidation Preference.*** In the event of any Deemed Liquidation Event (as defined below), the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock. If upon the Deemed Liquidation Event, the assets of the Company legally available for distribution to the holders of the Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 4.3(a), then the entire assets of the Company legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 4.3(a).

(b) ***Remaining Assets.*** After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 4.3(a), the entire remaining assets of the Company legally available for distribution by the Company shall be distributed *pro rata* to holders of the Common Stock of the Company in proportion to the number of shares of Common Stock held by them.

(c) ***Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.*** Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first forgoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d) ***Deemed Liquidation Event.*** For purposes of this Section 4, a "***Deemed Liquidation Event***" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Deemed Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series.

(e) ***Valuation of Non-Cash Consideration.*** If any assets of the Company distributed to stockholders in connection with any Deemed Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, *except that* any publicly traded securities to be distributed to stockholders in a Deemed Liquidation Event shall be valued as follows:

(i) if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

(iii) In the event of a merger or other acquisition of the Company by another entity, the Distribution date shall be deemed to be the date such transaction closes.

(iv) For the purposes of this subsection 4.3(e), "***trading day***" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "***closing prices***" or "***closing bid prices***" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4.4 Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a) ***Right to Convert.*** Each share of Series Seed-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Class A Common Stock determined by dividing the Original Issue Price for the Series Seed-1 Preferred Stock by the Conversion Price for the Series Seed-1 Preferred Stock. Each share of Series Seed-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Class B Common Stock determined by dividing the Original Issue Price for the Series Seed-2 Preferred Stock by the Conversion Price for the Series Seed-2 Preferred Stock. The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the "***Conversion Rate***" for each such series. Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b) ***Automatic Conversion.*** Each share of Series Seed-1 Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Class A Common Stock at the then effective Conversion Rate for such share, and each share of Series Seed-2 Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Class B Common Stock at the then effective Conversion Rate for such share, (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "***Securities Act***"), covering the offer and sale of the Company's Common Stock, or (ii) upon the receipt by the Company of a written request for such conversion from the holders of a majority of such series Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "***Automatic Conversion Event***").

(c) ***Mechanics of Conversion.*** No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, the holder shall, (I) if such shares are certificated, either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for the Preferred Stock or (B) notify the Company or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates, and (II) shall give written notice to the Company at such office that the holder elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not any certificates representing such shares are surrendered to the Company or its transfer agent; *provided further*, however, that the Company shall not, in the event shares of Common Stock are certificated, be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless, if such shares of Preferred Stock are certificated, either the certificates evidencing such shares of Preferred Stock are delivered to the Company or its transfer agent as provided above, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that certificates representing such shares of Preferred Stock, if such shares are certificated, shall not have been surrendered at the office of the Company, that notice from the Company shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock, if any, shall not then be actually delivered to such holder.

(d) ***Adjustments for Subdivisions or Combinations of Common Stock.*** In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e) ***Adjustments for Subdivisions or Combinations of Preferred Stock.*** In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) ***Adjustments for Reclassification, Exchange and Substitution.*** Subject to Section 4 ("***Liquidation Rights***"), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g) ***Waiver of Adjustment of Conversion Price.*** Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(h) ***Conversion of Class B Common Stock.*** The Board of Directors may, at any time, convert all Class B Shares into Class A Shares, on a one-for-one basis, and in the event that any shares of Series-2 Preferred Stock remain outstanding, such shares of Series Seed-2 Preferred Stock, shall thereafter become convertible into shares of Class A Common Stock.

4.5 Voting.

(a) ***Common Stock.*** Each holder of shares of Class A Common Stock shall be entitled to one vote for each share thereof held. The holders of Class B Common Stock shall not be entitled to vote on any matters unless required pursuant to the Delaware General Corporations Law.

(b) ***Preferred Stock.*** Each holder of Series Seed-1 Preferred Stock shall be entitled to the number of votes equal to the number of shares of Class A Common Stock into which the shares of Series Seed-1 Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Series Seed-2 Preferred Stock shall not be entitled to vote on any matters unless required pursuant to the Delaware General Corporations Law.

(c) ***Restricted Class Voting.*** Except as otherwise expressly provided herein or as required by law, the holders of Series Seed-1 Preferred Stock and the holders of Class A Common Stock, shall vote together and not as separate classes

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article V shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article V becomes effective.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this

Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article VIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of October 30, 2023.

Kiana Mincey

Kiana Mincey, Chief Executive Officer

Exhibit G

Test The Waters Materials

(See attached)

Isabella Marklin <isabella.marklin@startengine.com>

[Test] StartEngine Launch Coming Very Soon 👀

Switch App <info@myswitchapp.com> Thu, Nov 9, 2023 at 11:24 AM
Reply-To: us8-f3619d0c82-10a4434180@inbound.mailchimp.com
To: "<< Test First Name >>" <isabella.marklin@startengine.com>


SWITCH
SWITCH
vs Competitors
SWITCH
Competitors
Real-time Audio
Authentic Speed-dating
Conversation Drivers
Account Verification
9:41
Welcome to Switch
Get started

Hi << Test First Name >>,

Hope this email finds you well! We've got some thrilling news to share with you - SWITCH is about to kick off our equity crowdfunding campaign on StartEngine!

Witness the future of connecting hearts in real-time.

🌐 The Countdown Begins: Launch Day is Near!

Our team has been working tirelessly to create a seamless and innovative experience for users seeking meaningful connections. The app is polished, the algorithms are fine-tuned, and we can't wait to share our hard work with the Start Engine community.

🚀 Join Us on StartEngine: Be a Part of the Revolution

You can be a crucial part of our mission to revolutionize the world of speed dating. Learn more about Start Engine and make your reservation to invest in SWITCH now, and gain bonus shares for being an early believer! Your support will not only elevate the app but also contribute to shaping the future of online connections.

📢 Spread the Word!

Help us build momentum by sharing the news with your network. Together, let's make our speed dating app the talk of the town and create a ripple effect that resonates globally.

Thank you for being a crucial part of this journey. Your support means the world to us.

Get ready for a new era of connection!

If you have any questions or need assistance, feel free to reach out to our team at info@myswitchapp.com.

Warm regards,

SWITCH

Connect with us!

Download on the App Store

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

SWITCH

LinkedIn Posts for Start Engine Updates

Thursday 11/9 LinkedIn Post
Kiki and Corey's page:

Hi followers & supporters,

We're excited to announce that SWITCH will be fundraising on StartEngine very soon. Due to our recent successes, we're looking to continue our growth and expand our vision through an upcoming capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors. The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community!

I'm sure you're wondering what crowdfunding is??

Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. As an Investor you'll be able to hold partial ownership in the company and have the opportunity to benefit if the company does well.

If you're interested in potentially investing in SWITCH, please check out our campaign reservation page here, and make your reservation now and take advantage of the bonus shares for being an early believer!!

Please let me know if you have any questions! And Thank you so much for your support thus far, and please help us by reposting and sharing with your network as we embark on this journey together.

Best.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

LinkedIn Posts for Start Engine Updates

Thursday 11/9 Switch App LinkedIn Post

Hi Switch App followers & supporters,

We're excited to announce that SWITCH will be fundraising on StartEngine very soon and you can be a crucial part of our mission to revolutionize the world of speed dating. You can learn more about Start Engine and what equity crowdfunding is Here.

🚀 Join Us on StartEngine: Be a Part of the Revolution

If you're interested in potentially investing in SWITCH, please check out our campaign reservation page here, and make your reservation now and take advantage of the bonus shares for being an early believer!! Your support will not only elevate the app but also contribute to shaping the future of online connections.

📢 Spread the Word!

Help us build momentum by sharing the news with your network. Together, let's make our live audio speed dating app the talk of the town and create a ripple effect that resonates globally.

Thank you for being a crucial part of this journey. Your support means the world to us.

Get ready for a new era of connection!

If you have any questions or need assistance with your reservation, feel free to reach out to our team at info@myswitchapp.com.

Warm regards,

SWITCH

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

SWITCH is taking reservations for a possible, upcoming round. Join the waitlist today.

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GET A PIECE OF SWITCH

Live Audio Speed-Dating App

SWITCH is an innovative app company aimed to disrupt the traditional online dating, swipe-featured industry with a platform focused on live-audio speed dating.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SWITCH

$15,579.49 Reserved

OVERVIEW ABOUT DISCUSSION INVESTING FAQS

REASONS TO INVEST

- SWITCH uses patent pending technology to improve the dating app experience and aid in reduced stress, anxiety, and depression among users utilizing traditional swipe-based dating apps.*
- SWITCH is redefining dating apps, blending gamification features such as icebreaker questions & conversation drivers, with future intent to integrate AI. We believe we outshine the competition in this $2.98B industry.**
- We have a relationship with iHeart Media & one of their primetime radio hosts for 96.1 Atlanta Radio, & raised almost $200K prior to launching on the iOS App Store – our women-led business is ready to keep growing!

*Source

**Source

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PREVIOUSLY CROWDFUNDED
$72,000

RESERVED
$15,579.49

INVESTORS
28

OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
650 Ponce De Leon Ave Suite 300
Atlanta, GA 30308

WEBSITE
View Site

SWITCH is an innovative app company aimed to disrupt the traditional online dating, swipe-featured industry with a platform focused on live-audio speed dating.

TEAM



Kiana Mincey (Kiki)
CEO, Co-Founder & Director



Corey Staples
COO, Co-Founder & Director

CEO and co-founder of Switch, Kiki, received a Bachelors in Media Studies and her Masters in Integrated Global Communication at Kennesaw State University. Very early on, Kiki wanted a career that has a positive impact on people and how they connect. Her education and experience as a Television Producer, has shown her the millions of ways in which people communicate and connect with each other through mediums of content, storytelling, messaging, and most importantly how those things are integrated into platforms of engagement. Her background in media and entertainment has provided her with the skills of networking and collaboration, how to leverage partnerships and integrations for Switch's B2B model, and the understanding of the consumer perspective on how people communicate and engage on platforms. Kiki believes that Switch will not only be the innovator and disruptor of dating apps as we know it, but Switch will be an enterprising application brand because it simply provides the space for its consumers to have authentic conversations in a fun, unique-engaging way.

COO and co-founder of Switch Corey Staples has a background in telecommunications and obtained her Bachelor of Science in telecommunications- news from the University of Florida and a Master of Science from Florida A&M University in Management. Corey has always had an emphasis on the way we communicate by understanding the importance of intentional conversations because connection is the most fundamental part of the human experience. Corey's background in tech sales– specifically SAAS products– has helped her gain insight into how to leverage Switch on both the consumer front and B2B front, by understanding the ins and outs of highlighting and addressing customer pain points to better not only the operations of Switch but also the product itself. Corey spends 30 to 40 hours a week on Switch.



Isaac Hayes III
Advisor

As the first Angel Investor into Switch, Isaac Hayes has been very successful in the space of consumer tech applications. He is one of few black founders to have raised nearly $10 million dollars in Reg CF on Start Engine. With his guidance and expertise, his immense knowledge in this space will not only help Switch flourish as they launch into market, but his resources and network that he leverages and provides to this startup will optimize the success of Switch.



Ramiro Canovas
CTO Advisor

Ramiro Canovas is the CTO Advisor for Switch and has been a part of the technology industry for over two decades. His expertise lies in building successful applications and assembling exceptional product teams, which he believes are fundamental to a startup's success. Upon meeting Kiki and Corey and learning about the Switch concept, Ramiro recognized the uniqueness of both the founders and their idea, prompting him to apply his experience and knowledge to help them shape a team capable of realizing their vision.

Ramiro is an executioner who infuses strategy and long-term vision into every decision, which he views as essential for taking Switch to the next milestones. He leads the product team: six members across Product, UX/UI, Dev, and QA. Strategically, he offers advice to the founders on aligning with Switch's business objectives and roadmaps. Ramiro is excited about the future and is committed to contributing significantly to its shaping, dedicating 30 to 40% of his time working with Switch.



Lawron Ballard
Principal Accounting Officer (Part-Time)

With over a decade of experience in tax, accounting and finance, Lawron Ballard, CPA has a proven track record in roles at top firms such as PwC, KPMG, EisnerAmper, LLP, and Deloitte, working with clients like NextEra Energy, Bristol Myers Squibb, and JP Morgan. She brings her extensive expertise and leadership to drive financial success of her clients. When she's not working she enjoys hiking, reading and spending time with her nieces and nephews.

Lawron spends 1 hour per week on SWITCH.



Josh Kelly
CMO Advisor (Part-Time)

Josh Kelly is a strategic, Marketing specialist with over 7 years of experience in managing social media, business strategy, content creation, marketing brands, etc.

He is the founder and owner of Kelly Media. He was America's 3rd Most Influential Entrepreneur of 2018

Entrepreneur of 2018 according to Entreperneur.com and has owned and managed over 20 million followers all over different social media platforms. His expertise in growing and maintaining organic social communities is impressive. He knows how to maximize sales in many different ways.

Josh spends 2 hours a week on SWITCH.

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